U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A

OF THE SECURITIES ACT OF 1933

For the Fiscal year ended December 31, 2025

JABEZ BIOSCIENCES, INC.

(Exact name of issuer as specified in its charter)

Florida	99-3344534
(State of other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)

2009 Mackenzie Way, Suite 100

Cranberry Twp, PA 16066

(Address, including zip code of principal executive office)

888-645-3947

(Issuer’s telephone number, including area code)

Class A Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 1. Business

Jabez Biosciences, Inc. (“Jabez” or the “Company”) was incorporated on May 22, 2024, in the state of Florida and has its primary place of business located at 2009 Mackenzie Way, Suite 100, Cranberry Twp, PA 16066.

Jabez is a biotechnology company that develops treatment therapeutics for treating cancer. It specifically develops liquid and solid tumor therapeutics through a process of targeting only diseased cancer cells. Jabez is a clinical-stage biopharmaceutical oncology company founded by industry veterans in 2024. With the focus on targeting key mechanistic drivers of cancer and tumor biology, Jabez is dedicated to bringing new treatment modalities to patients, aiming to improve and extend lives by combining potential targets for monotherapies with established standards of care.

In July 2024, the Company entered into an exclusive license agreement (the “License Agreement”) with the Ohio State Innovation Foundation (“OSIF”), the technology transfer function of The Ohio State University and the Hendrix College, where the Company completed the exclusive license of key patent families and related intellectual property related to a proprietary dihydroorotate dehydrogenase (“DHODH”) small molecule inhibitor. The License Agreement provides the Company exclusive rights to use the licensed patents and related intellectual property in connection with the development and commercialization efforts of DHODH.

As consideration for the exclusive License Agreement, the Company paid OSIF $500,000 for the upfront license fee, and $510,650 for past patent expenses which were recorded as research and development expenses in accordance with ASC 730, Research and Development. Total consideration paid was $1,010,650 in the month of August 2024. In addition, in accordance with the License Agreement, the Company agreed to pay OSIF certain specified contingent royalty payments, on-going patent expenses, and milestone payments, in each case to the extent such payments are triggered by the Company’s development activities.

Summary of License Agreement Payments

●	Upfront License fee paid: $500,000;

●	Royalties (beginning at First Commercial Sale):

○	5% or 10% of Net Sale of Licensed product depending on product;

○	Minimum royalty payment of $250,000 for first and second contract years following first commercial sale;

○	Minimum royalty payment of $500,000 for third contract year and each year thereafter following first commercial sale.

●	Milestone Fees

○	$0 upon enrollment of first patient in Phase 1a Clinical Trial for a first indication at OSU;

○	$250,000 upon enrollment of first patient in Phase 1b Clinical Trial for a first indication at OSU;

○	$1,000,000 upon enrollment of first patient in Phase 2 Clinical Trial for a first indication at OSU;

○	$2,500,000 upon enrollment of first patient in Phase 3 Clinical Trial for a first indication;

○	$5,000,000 upon submission of new drug application or foreign equivalent for Regulatory Approval to a Regulatory Authority;

○	$10,000,000 at first commercial sale.

●	Sublicense Fees

○	Royalties as described above;

○	Thirty (30) percent of all non-royalty sublicensing consideration payable within 30 days of receipt by Company.

●	Maintenance Fees

○	$25,000 upon first anniversary of effective date;

○	$50,000 upon second anniversary of effective date;

○	$100,000 upon third anniversary of effective date and each anniversary thereafter until a first commercial sale is achieved.

Summary of License Agreement Term and Termination Provisions

●	Commencing on effective date and continuing until the longer of: (a) the last to expire of the Patent Rights; or (b) twenty (20) years from the First Commercial Sale;

●	Termination by Company, upon written notice with reason for termination, to be effective ninety (90) days after receipt of such notice by OSIF.

●	Immediate Termination by OSIF in whole or in part, upon written notice to Company if any of the following occur:

○	Company fails to make any payment within thirty (30) days after delivery of written notice from OSIF of no receipt of payment;

○	Company breaches of any non-payment provision of this Agreement, not cured within thirty (30) days after delivery of written notice from OSIF; or

○	If Company (or affiliate or sublicensee) initiates any proceeding or action to challenge the validity, enforceability, ownership or scope of the licensed subject matter or assist a third party in pursuing such a proceeding or action.

●	Agreement shall terminate immediately if,

○	Company files a bankruptcy action or becomes bankrupt or insolvent;

○	Company’s Board of Directors elects to liquidate its assets or dissolve its business;

○	Company ceases its business operations;

○	Company makes an assignment for the benefit of creditors;

○	Company’s business or assets are placed in the hands of a receiver, assignee or trustee; or

○	At any time by mutual written agreement between Company and OSIF.

Recent Developments

The phase 1 clinical trial at the Ohio State University Comprehensive Cancer Center - Arthur G. James Cancer Hospital and Richard J. Solove Research Institute has enrolled and is dosing eligible patient volunteers. The open enrollment began in March 2025.  START Clinical Research Institute became the second site opened for enrollment in July 2025. To date, 19 patients have been dosed.  The two clinical sites are currently dosing patients up to the 5th dose level in the escalation portion of the study and will continue to enroll and dose patients at increasing dose levels until the maximum tolerated safe dose (“MTD”) is achieved.  The MTD is required to move into the expansion portion of the study, expected to be Q3 2026.

Our Competitive Advantages

Large oncology companies often operate with extensive infrastructure and thousands of employees, incurring billions in annual overhead costs. Additionally, therapies like cell therapies and biologics require complex, costly production, storage, and administration processes. In contrast, Jabez, is a lean, virtual company, and operates with minimal overhead. Its lead candidate, JBZ-001, a potent dihydroorotate dehydrogenase (DHODH) inhibitor, is a GMP-compliant, off-the-shelf, oral medication that is stable at room temperature and easily administered. Clinical patients take JBZ-001 once daily at home, eliminating the need for hospitalization or supervised dosing thereby saving resources in the clinical setting. As a future marketed product, this dosing scheme could potentially save thousands of dollars in healthcare costs compared to conventional oncology treatments. Distinguishing it within the competitive landscape, JBZ-001 has a unique safety profile, patient-friendly administration, and stands alone as the only active DHODH inhibitor clinical study in oncology

Emerging Growth Company

The Company has elected to delay complying with any new or revised financial accounting standard until the date that a company that is not an issuer (as defined under section 2(a) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7201(a)) is required to comply with such new or revised accounting standard, if such standard also applies to companies that are not issuers.

We are an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year following the fifth anniversary of the completion of this offering, (2) the last day of the fiscal year in which we have total annual gross revenue of at least $1.235 billion, as such amount is indexed for inflation every five years by the Securities and Exchange Commission to reflect the change in the Consumer Price Index for All Urban Consumers during its most recently completed fiscal year, (3) the last day of the fiscal year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our common stock held by non-affiliates exceeded $700.0 million as of the last business day of the second fiscal quarter of such fiscal year or (4) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

For so long as we are an emerging growth company, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. These include, but are not limited to:

●	As a newly formed start-up company, we present only audited financial statements and related management’s discussion and analysis of financial condition and results of operations in our initial registration statement;

●	we avail ourselves of the exemption from the requirement to obtain an attestation and report from our auditors on the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley;

●	we provide reduced disclosure about our executive compensation arrangements; and

●	we do not require shareholder non-binding advisory votes on executive compensation or golden parachute arrangements.

The Company may remain an “emerging growth company” until as late as the fiscal year-end following the fifth anniversary of the completion of the IPO, though the Company may cease to be an emerging growth company earlier under certain circumstances, including if (a) the Company has more than $1.235 billion in annual revenue in any fiscal year, (b) the market value of common stock that is held by non-affiliates exceeds $700 million as of the last business day of the second quarter of its most recently completed fiscal year; or (c) we issue more than $1.0 billion of non-convertible debt over a three-year period.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

We are also a “smaller reporting company,” as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). To the extent that we continue to qualify as a smaller reporting company after we cease to qualify as an emerging growth company, certain of the exemptions available to us as an emerging growth company may continue to be available to us as a smaller reporting company, including: (i) not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes Oxley Act; (ii) scaled executive compensation disclosures; and (iii) the requirement to provide only two years of audited financial statements, instead of three years.

Intellectual Property

In July 2024, the Company entered into an exclusive license agreement (the “License Agreement”) with the Ohio State Innovation Foundation (“OSIF”), the technology transfer function of The Ohio State University and the Hendrix College, where the Company completed the exclusive license of key patent families and related intellectual property related to a proprietary dihydroorotate dehydrogenase (“DHODH”) small molecule inhibitor. The License Agreement provides the Company exclusive rights to use the licensed patents and related intellectual property in connection with the development and commercialization efforts of DHODH. The technologies that are patent protected are listed in the table below. The other licensed technologies that are not patent protected (T2022-043, T2023-185, and T2024-165-168) are listed separately to indicate that while they emerged from the same scientific work as the protected technologies, they were not included in the patent claims. All technologies are licensed through OSIF and developed at OSU and Hendrix college. There are no third-party licenses.

Tech ID	T2018-003	T2020-047	T2021-101	T2021-102	T2021-103	T2021-272	T2024-176
Patent Title	Methods and compositions for inhibition of dihydroorotate dehydrogenase	Methods and compositions for inhibition of dihydroorotate dehydrogenase in combination with an anti-CD38 therapeutic agent	Compositions for use for the inhibition of dihydroorotate dehydrogenase	Compositions for use in the inhibition of dihydroorotate dehydrogenase	Methods and compositions for inhibition of dihydroorotate dehydrogenase	Methods and compositions for inhibition of dihydroorotate dehydrogenase in combination with an anti-CD47-SIRPαtherapeutic agent	Methods and compositions for inhibition of dihydroorotate dehydrogenase

Scope of composition and protected IP	Claimed genus includes original lead compound, HOSU-3, as well as the clinical candidate, HOSU-53. Includes methods of treating various cancers.	Discloses combination therapy strategies using anti-CD38 therapies and DHODH inhibitors, including HOSU lead series, as well as other known DHODHi, such as brequinar, BAY2402234, Aslan003, PTC299, and others.	Discloses small molecule compositions inhibiting DHODH, including a series of molecules tested during lead optimization.	Discloses small molecule compositions inhibiting DHODH, including a series of molecules tested during lead optimization.	Discloses small molecule compositions inhibiting DHODH, including a series of molecules tested during lead. Claimed genus includes our fast-follower / back-up molecule, HOSU-99.	Discloses combination therapy strategies using anti-CD47 targeting therapies and DHODH inhibitors, including all molecules described in applications previously filed.	Formulation Patent

Filing Date	2019-06-22	2020-12-26	2020-12-22	2020-12-22	2020-12-26	2022-06-30	2024-04-26

Appln No.	PCT/US2019/038622	PCT/US2020/067074	PCT/US2020/066682	PCT/US2020/066684	PCT/US2020/067065	PCT/US2022/035834	Confidential

Publication No.	WO2019246603A1	WO2021134045A1	WO2021133831A1	WO2021133833A1	WO2021134042A1	WO2023278778A1	TBD

Pending National Stage Applns	(*PPH Accelerated Patent Prosecution) AU*, CA*, KR*, SG*, US*	AU, CA, CN, EP, JP, KR, US	EP, US	EP, US	AU, CA, CN, EP, JP, KR, US	CN, EP, HK, JP, US	TBD

Allowed/ Issued Applns[1]	AU, CN, EP (ES, UK, UP), HK, IL, IN, JP, MX, US1, US2, ZA	-	-	-	-	-	-

Est. Remaining Patent Term[2]	15 yrs	17 yrs	17 yrs	17 yrs	17 yrs	18 yrs	>20 yrs

[1]	Issued application expiration dates (remaining terms) are as follows AU, CN, EP, HK, IL, IN, JP, MX, US1 , ZA -June 22, 2039 and US2-July 7, 2040.

[2]	Estimated remaining patent terms are applicable only if the applications are approved.

Technology Rights

T2018-003— “Targeted molecules for the treatment of cancer”

T2020-047 – “Combination therapy strategies using DHODH inhibitors and antibodies”

T2021-101 – “DHODH inhibitor compositions using 6-membered heteroaryl ring replacements”

T2021-102 – “DHODH inhibitor compositions using 5-membered heteroaryl ring replacements”

T2021-103 – “DHODH inhibitor compositions using substitutions of central phenyl ring”

T2021-272 – “Combination Strategies for DHODHi”

T2024-176 – “Selection of lysine salt of HOSU-53 for clinical development.”

The following licensed technologies are not claimed in the allowed or patent pending applications:

T2022-043— “Combination strategies with dihydroorotate dehydrogenase inhibitors and SLAMF7 (CD319) therapeutic antibodies in leukemia”

T2023-185 – “Uridine supplementation increases tolerability of treating with DHODH inhibitors”

T2024-165— “A series of novel C-3 substituted quinoline derivatives as potent biochemical dihydroorotate dehydrogenase (DHODH) enzyme inhibitors.”

T2024-166— “A series of C-3 substituted and C-4 carboxylic acid or its bioisosters quinoline derivatives as potent biochemical dihydroorotate dehydrogenase (DHODH) enzyme inhibitors.”

T2024-167— “A series of novel hydantoin and thiohydantoin derivatives as potent biochemical dihydroorotate dehydrogenase (DHODH) enzyme inhibitors.”

T2024-168— “A series of novel amide derivatives as potent biochemical dihydroorotate dehydrogenase (DHODH) enzyme inhibitors.”

Seasonality in Our Business

We do not believe our business is subject to significant seasonal variation.

Employees

As of December 31, 2025, the Company employed five part-time employees who collectively provide operational, financial, and strategic advisory services.

Government Regulation

Our business is subject to a wide range of laws and regulations at the federal, state, and local levels including employment, health care and safety, privacy, data security, environmental, and other requirements. Compliance with these laws and regulations requires management by the Company, including legal assistance, use of professional employment organizations, and other resources on an ongoing basis. Changes in laws and regulations, and their variations in local jurisdictions, require monitoring and research in order to ensure compliance, and obtain the appropriate licenses, certificates, permits, and other documentation necessary to conduct business. Many of these laws and regulations are typical of most business activities, whereas we describe additional regulations at the federal level specific to our company below.

Regulatory Process

Our drug product candidate must be approved for therapeutic indications by the FDA before it may be marketed in the U.S. The Investigational New Drug (IND) JBZ-001 and any New Drug Applications (NDAs) are regulated under the FDCA (Food Drug & Cosmetic Act). The regulatory process it will follow is detailed below:

●	completion of extensive preclinical studies in accordance with applicable regulations, including studies conducted in accordance with good laboratory practice (“GLP”) requirements;

●	submission to the FDA of an IND which must become effective before clinical trials may begin and must be updated annually and when certain changes are made;

●	approval of the clinical study protocol by an institutional review board (“IRB”) or independent ethics committee (“EC”) at each clinical trial site before each clinical trial may be initiated;

●	performance of clinical trials in accordance with good clinical practice (“GCP”) requirements. GCP requirements ensure the trials are well-controlled by meeting ethical and quality standards established by the FDA for designing, conducting, recording and reporting trials where the rights, safety and well-being of the trial subject are the most important considerations. Well-controlled clinical trials are governed by a clear, detailed, and FDA approved clinical study protocol carried out by qualified clinicians and staff. Protocol design is such that the anticipated benefits justify the risks to the patients, and the confidentiality and rights of the patients are protected. No patient enters a study without giving informed consent. The study drug is manufactured and stored according to FDA quality standards known as cGMP (see cGMP below). Data produced from the study is recorded, handled, and stored in a validated database that allows accurate reporting, interpretation, and verification;

o	We anticipate JBZ-001’s clinical development plan will undergo multiple phases of clinical trials before submitting an NDA. The phases include Phase 1, Phase 2, and Phase 3 and a clinical study protocol is required for each.

o	JBZ-001 is currently in Phase 1 to determine a safe and effective starting dose of the drug product in small populations, approximately 20 patients per indication, such as a solid tumor type and/or NHL.

o	Phase 2 would focus on one or more indications in which patients from Phase 1 responded well to the study drug in terms of safety and efficacy. Phase 2 trials evaluate an even larger population, approximately 50-80 patients per indication, to establish the dose that is most safe and effective.

o	Phase 3 trials verify the dose in a statistically significant population, approximately 100-500 patients, for safety and efficacy before approval is sought. The number of patients evaluated will depend on the indication being treated, as patient (disease) populations vary. The type and number of indications that JBZ-001 will seek approval for are unknown at this time.

●	preparation and submission to the FDA of an NDA;

●	payment of user fees for FDA review of the NDA, unless waived;

●	a determination by the FDA within 60 days of its receipt of an NDA to file the application for review;

●	satisfactory completion of one or more FDA pre-approval inspections of the manufacturing facility or facilities where the product will be produced to assess compliance with Current Good Manufacturing Processes (“cGMP”) to assure that the facilities, methods, and controls are adequate to ensure and preserve the drug product’s identity, strength, quality and purity;

●	satisfactory completion of any FDA audits of the clinical trial sites that generated the data in support of the NDA; and

●	FDA review and approval of the NDA, including, where applicable, consideration of the views of any FDA advisory committee, prior to any commercial marketing or sale of the drug in the U.S.

FDA Marketing Application Review and Approval Process

A company seeking marketing approval for a new drug or biologic in the U.S. must submit the results of the preclinical studies and clinical trials, together with detailed information relating to the product’s chemistry, manufacture, controls and proposed labeling, among other things including payment of a user fee for review of the application, are submitted to the FDA as part of an NDA or BLA requesting approval to market the product for one or more indications. An NDA is a request for approval to market a new drug for one or more specified indications, and a BLA is a request for approval to market a new biologic for one or more specified indications. The NDA or BLA must include all relevant data available from pertinent preclinical studies and clinical studies, including negative or ambiguous results as well as positive findings, together with detailed information relating to the product’s chemistry, manufacturing, controls, and proposed labeling, among other things. Data may come from company-sponsored clinical trials intended to test the safety and efficacy of a product’s use or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and efficacy of the investigational drug, or the safety, purity and potency of the investigational biologic, to the satisfaction of the FDA. FDA approval of an NDA or BLA must be obtained before a drug or biologic may be marketed in the U.S.

In addition, under the Pediatric Research Equity Act (“PREA”), certain NDAs and BLAs and certain supplements to an NDA or BLA must contain data to assess the safety and effectiveness of the drug or biological product candidate for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The Food and Drug Administration Safety and Innovation Act requires that a sponsor who is planning to submit a marketing application or supplement to an application for a drug or biological product that includes a new active ingredient or clinically active component, new indication, new dosage form, new dosing regimen or new route of administration submit an initial Pediatric Study Plan within 60 days after an end-of-Phase 2 meeting or as may be agreed between the sponsor and the FDA. Unless otherwise required by regulation, PREA does not apply to a drug or biological product for an indication for which orphan designation has been granted. In the U.S., the FDA reviews all submitted NDAs and BLAs to ensure they are sufficiently complete to permit substantive review before it accepts them for filing and may request additional information rather than accepting the application for filing. The FDA may refuse to file any NDA or BLA that it deems incomplete or not properly reviewable at the time of submission and may request additional information. In this event, the NDA or BLA must be resubmitted with additional information. Once the submission is accepted for filing, the FDA begins an in-depth review of the marketing application. Applications receive either standard or priority review.

Under the current goals mandated under the Prescription Drug User Fee Act (the “PDUFA”), the FDA has ten months in which to complete its initial review of a standard marketing application and respond to the applicant, and six months for a priority marketing application. The FDA does not always meet its PDUFA goal dates for standard or priority marketing applications. The review process and the PDUFA goal date may be extended by three months if the FDA requests or the marketing application sponsor otherwise provides additional substantial information or clarification regarding information already provided in the submission within the last three months before the PDUFA goal date. The FDA may further refer an application to an advisory committee for review, evaluation, and recommendation as to whether the application should be approved. Though the FDA is not bound by such recommendations, it considers them carefully when making decisions. If the FDA’s evaluations of the marketing application and the clinical and manufacturing procedures and facilities are favorable, the FDA may issue an approval letter. If the FDA finds deficiencies in the marketing application, it may issue a complete response letter, which defines the conditions that must be met in order to secure final approval of the marketing application. If and when those conditions have been met to the FDA’s satisfaction, the FDA will issue an approval letter, authorizing commercial marketing of the drug. Sponsors that receive a complete response letter may submit to the FDA information that represents a complete response to the issues identified by the FDA. Resubmissions by the marketing application sponsor in response to a complete response letter trigger new review periods of varying length (typically two to six months) based on the content of the resubmission.

Before approving an NDA or BLA, the FDA typically will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA or BLA, the FDA may inspect one or more clinical trial sites to assure compliance with GCP and other requirements and the integrity of the clinical data submitted to the FDA. To assure GMP and GCP compliance, an applicant must incur significant expenditure of time, money and effort in the areas of training, record keeping, production, and quality control.

If the FDA’s evaluation of the marketing application and the commercial manufacturing procedures and facilities is not favorable, the FDA may not approve the marketing application. Even if the FDA approves a product, depending on the specific risk(s) to be addressed, the FDA may limit the approved indications for use of the product, require that contraindications, warnings or precautions be included in the product labeling, require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess a product’s safety or efficacy after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution and use restrictions or other risk management mechanisms under a risk evaluation and mitigation strategy (“REMS”), which can materially affect the potential market and profitability of the product. REMS can include medication guides, communication plans for healthcare professionals, and elements to assure safe use (“ETASU”). ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring, and the use of patent registries. The FDA may prevent or limit further marketing of a product based on the results of post-marketing studies or surveillance programs. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes, and additional labeling claims, are subject to further testing requirements and FDA review and approval.

Orphan Drug Designation and Exclusivity

Under the Orphan Drug Act, the FDA may grant orphan drug designation (“ODD”) to a drug or biologic intended to treat a rare disease or condition, defined as a disease or condition with either a patient population of fewer than 200,000 individuals in the U.S., or a patient population of greater than 200,000 individuals in the U.S. when there is no reasonable expectation that the cost of developing and making available the drug or biologic in the U.S. will be recovered from sales in the U.S. of that drug or biologic. ODD must be requested before submitting an NDA or BLA. After the FDA grants ODD, the generic identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. The granting of ODD does not convey any advantage in or shorten the duration of the regulatory review and approval process.

If a product that has received ODD and subsequently receives the first FDA approval for that drug for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications, including a full NDA or BLA, to market the same drug or biologic for the same indication for seven years from the approval of the NDA or BLA, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity or if the FDA finds that the holder of the orphan drug exclusivity has not shown that it can assure the availability of sufficient quantities of the orphan drug to meet the needs of patients with the disease or condition for which the drug was designated. Orphan drug exclusivity does not prevent the FDA from approving a different drug or biologic for the same disease or condition, or the same drug or biologic for a different disease or condition. Among the other benefits of ODD are tax credits for certain research and a waiver of the NDA or BLA application user fee. A designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received ODD. In addition, orphan drug exclusive marketing rights in the U.S. may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition.

The FDA has historically taken the position that the scope of orphan exclusivity aligns with the approved indication or uses of a product, rather than the disease or condition for which the product received orphan designation. However, on September 30, 2021, the U.S. Court of Appeals for the Eleventh Circuit issued a decision in Catalyst Pharms., Inc. v. Becerra holding that the scope of orphan drug exclusivity must align with the disease or condition for which the product received orphan designation, even if the product’s approval was for a narrower use or indication. The FDA announced on January 24, 2023 that, despite the Catalyst decision, it will continue to apply its longstanding regulations, which tie the scope of orphan exclusivity to the uses or indications for which the drug is approved, rather than to the designation. The FDA’s application of its orphan drug regulations post-Catalyst could be the subject of future legislation or to further challenges in court.

Expedited Development and Review Programs

The FDA maintains several programs intended to facilitate and expedite development and review of new drugs and biologics to address unmet medical needs in the treatment of serious or life-threatening diseases or conditions. These programs include Fast Track designation, Breakthrough Therapy designation, priority review and accelerated approval. Fast Track designation, Breakthrough Therapy designation, priority review and accelerated approval do not change the standards for approval but may expedite the development or approval process.

A new drug or biologic is eligible for Fast Track designation if it is intended to treat a serious or life-threatening disease or condition and demonstrates the potential to address unmet medical needs for such disease or condition. Fast Track designation applies to the combination of the product and the specific indication for which it is being studied. Fast Track designation provides increased opportunities for sponsor interactions with the FDA during preclinical and clinical development, in addition to the potential for rolling review once a marketing application is filed, meaning that the FDA may initiate review of sections of a Fast Track product’s application before the application is complete upon satisfaction of certain conditions.

In addition, a new drug or biological product may be eligible for Breakthrough Therapy designation if it is intended to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the drug or biologic, alone or in combination with one or more other drugs or biologics, may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. Breakthrough Therapy designation provides all the features of Fast Track designation in addition to intensive guidance on an efficient development program beginning as early as Phase 1, and FDA organizational commitment to expedited development, including involvement of senior managers and experienced review staff in a cross-disciplinary review, where appropriate.

Any product submitted to the FDA for approval, including a product with Fast Track or Breakthrough Therapy designation, may also be eligible for priority review. A product is eligible for priority review if it is intended to treat a serious or life-threatening disease or condition, and if approved, would provide a significant improvement in safety or effectiveness. For original NDAs and BLAs, priority review designation means the FDA’s goal is to take action on the marketing application within six months of the 60-day filing date (compared with ten months under standard review). The FDA may grant accelerated approval to a product intended to treat a serious or life-threatening disease or condition that generally provides a meaningful therapeutic advantage to patients over available treatments, and demonstrates an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality (“IMM”) that is reasonably likely to predict an effect on IMM or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. For drugs granted accelerated approval, the FDA generally requires sponsors to conduct, in a diligent manner, adequate and well-controlled post-approval confirmatory studies to verify and describe the product’s clinical benefit. Failure to conduct required post-approval studies with due diligence, failure to confirm a clinical benefit during the post-approval studies, or dissemination of false or misleading promotional materials would allow the FDA to withdraw the product approval on an expedited basis.

The Food and Drug Omnibus Reform Act of 2022 (“FDORA”), enacted on December 29, 2022, as part of the Consolidated Appropriations Act, 2023, includes numerous reforms to the accelerated approval process for drugs and biologics and enables the FDA to require, as appropriate, that a post-approval study be underway prior to granting accelerated approval. FDORA also expands the expedited withdrawal procedures available to the FDA to allow the agency to use expedited procedures if a sponsor fails to conduct any required post-approval study of the product with due diligence. FDORA also adds the failure of a sponsor of a product approved under accelerated approval to conduct with due diligence any required post approval study with respect to such product or to submit timely reports with respect to such product to the list of prohibited acts in the FDCA. All promotional materials for product candidates approved under accelerated approval are subject to prior review by the FDA unless the FDA informs the applicant otherwise.

Facilities

We do not own any plants or facilities.

Legal Matters

We are not currently party to any legal proceedings and we are not aware of any pending or threatened litigation against us that we believe could have a material adverse effect on our business, operating results or financial condition.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview of Operations

Jabez was incorporated on May 22, 2024, in the state of Florida and has its primary place of business located at 2009 Mackenzie Way, Suite 100, Cranberry Twp, PA 16066.

Jabez Biosciences, Inc. is a clinical-stage biopharmaceutical oncology company founded by industry veterans in 2024. With the focus on targeting key mechanistic drivers of cancer and tumor biology, Jabez is dedicated to bringing new treatment modalities to patients, aiming to improve and extend lives by combining potential targets for monotherapies with established standards of care.

In July 2024, the Company entered into an exclusive license agreement (the “License Agreement”) with the Ohio State Innovation Foundation (“OSIF”), the technology transfer function of The Ohio State University and the Hendrix College, where the Company completed the exclusive license of key patent families and related intellectual property related to proprietary dihydroorotate dehydrogenase (“DHODH”) small molecule inhibitors. The License Agreement provides the Company exclusive rights to use the licensed patents and related intellectual property in connection with the development and commercialization efforts of DHODH.

As consideration for the exclusive License Agreement, the Company paid OSIF $500,000 for the upfront license fee, and $510,650 for past patent expenses. Total consideration paid was $1,010,650 in the month of August 2024. In addition, in accordance with the License Agreement, the Company agreed to pay OSIF certain specified contingent royalty payments and milestone payments, in each case to the extent such payments are triggered by the Company’s development activities. For further information regarding the Company’s agreed upon compensation to OSIF and the term and termination provisions of the License Agreement, please see the section entitled BUSINESS beginning on page 1 above.

Jabez is developing both liquid and solid tumor therapies. Jabez’ lead technology is a DHODH small molecule inhibitor named JBZ-001. This proprietary therapy is synthesized, encapsulated for oral dosing, and stores at room temperature. An Investigational New Drug (IND) application for JBZ-001 and a Phase 1 first in human (FIH) clinical study protocol, JBZ-001-101, were approved by the Food and Drug Administration on July 24, 2024, thereby granting Jabez approval to test JBZ-001 in humans. The clinical study protocol, JBZ-001-101, is a phase 1, open-label, dose-escalation and expansion, FIH trial to evaluate safety, tolerability, pharmacokinetics, pharmacodynamics, and preliminary efficacy of JBZ-001, a DHODH inhibitor, in patients with advanced solid tumors and NHL. As of March 2025, the study opened and is currently enrolling and dosing patients for the FIH trial at the Ohio State University Comprehensive Cancer Center - Arthur G. James Cancer Hospital and Richard J. Solove Research Institute, its first site in the study.

The Company plans to pursue FDA fast track, priority review, and orphan status for JBZ-001 for qualifying disease states, desiring to secure “first in the queue” reviews from the FDA and shorter times to potential approval. However, there is no assurance that the FDA will grant or approve either fast track or first in queue status.

Recent Developments

The phase 1 clinical trial at the Ohio State University Comprehensive Cancer Center - Arthur G. James Cancer Hospital and Richard J. Solove Research Institute has enrolled and is dosing eligible patient volunteers. The open enrollment began in March 2025.  START Clinical Research Institute became the second site opened for enrollment in July 2025. To date, 15 patients have been dosed.  The two clinical sites are currently enrolling patients for its 5th dose level in the escalation portion of the study and will continue to enroll and dose patients at increasing dose levels until the maximum tolerated safe dose (MTD) is achieved.  The MTD is required to move into the expansion portion of the study, expected to be Q3 2026.

Results of Operations

Results of Operations for the year ended December 31, 2025 and for the period from Inception (May 22, 2024) to December 31, 2024 (audited)

Gross revenue: The Company had no revenue during the year ended December 31, 2025 and for the Period from inception (May 22, 2024) to December 31, 2024.

Research and development expense: The Company incurred $1,642,633 and $895,951 in research and development expenses for the year ended December 31, 2025 and for the period from inception (May 22, 2024) to December 31, 2024, respectively. These expenses were primarily associated with initiating the Company’s phase 1 clinical trial, including costs related to clinical trial material manufacturing, development of the clinical data management software platform, patent expenses, and other activities necessary to support the trial. The increase in research and development expense is primarily driven by initiation and ongoing costs related to the phase 1 clinical trial and amortization of both the license agreement and related maintenance fees.

Other operating expenses: The Company incurred $1,998,807 and $113,561 in other operating expenses, including salaries and wages, professional services, and general and administrative expenses for the year ended December 31, 2025 and for the period from inception (May 22, 2024) to December 31, 2024, respectively. The increase in all categories can largely be attributed to a full year of expenses in 2025 as compared to essentially a half of a year in 2024. Professional services expense drove the majority of the increase in 2025, which includes clinical and scientific consulting, legal, accounting, and marketing related expenses.

Other expense, net: The Company incurred $1,011,581 and $119,478 in net other expenses for the year ended December 31, 2025 and the period from inception (May 22, 2024) to December 31, 2024, respectively. This includes interest expense, loss on extinguishment of debt, change in fair value of liabilities, and other net income (expense). The increase in other expense is primarily driven by the loss recognized in connection with the conversion of the $250,000 promissory note in May 2025. Please see Note 3, Debt.

Net loss: Net loss for the year ended December 31, 2025 and for the period from inception (May 22, 2024) to December 31, 2024 was $4,653,021 and $1,228,990, respectively. The increase in the net loss is a result of the increases in expenses described above.

Liquidity and Capital Resources

As of December 31, 2025, we had cash of $23,433. During the year ended December 31, 2025, we used approximately $1,954,184 in cash for operating activities and were provided $1,653,610 through financing activities.

In fiscal year 2024, the Company entered into an unsecured note agreement with certain shareholders in the aggregate principal amount of $1,000,000. These notes bear interest at 10% per annum and a maturity date of October 15, 2024. Upon the occurrence and during the continuance of any default by the Company under these notes, which default is not cured within fifteen (15) days following written notice of such default from the payee, the payee may declare the entire unpaid principal and unpaid interest immediately due and payable. As of October 1, 2024, the above referenced notes were extended by mutual agreement of the Company and the note holders for an additional 90-day period and became due and payable on January 15, 2025. Both notes were paid in full on January 12, 2025.

In fiscal year 2024, the Company entered into an unsecured note agreement with an unrelated party in the principal amount of $250,000. The note bears interest of $50,000 and matures on March 16, 2026. Interest and principal on the note is paid in an amount equal to fifty (50) percent of net proceeds, less expenses, from the sale of the Company’s Regulation A filing. All unpaid principal and interest is paid at maturity. Upon the occurrence and during the continuance of any default by the Company under these notes, which default is not cured within fifteen (15) days following written notice of such default from the payee, the payee may declare the entire unpaid principal and unpaid interest immediately due and payable. As additional consideration for the note, the Company agreed to issue 250,000 shares of our common stock to the note holder. The note was in default as of the filing of these financial statements.

In fiscal year 2024, the Company entered into an unsecured note agreement with an unrelated party in the principal amount of $250,000. This note bears interest at 6% per annum and with a maturity date on May 11, 2025. Upon the occurrence and during the continuance of any default by the Company under the note, which default is not cured within fifteen (15) days following written notice of such default from the payee, the payee may declare the entire unpaid principal and unpaid interest immediately due and payable. As additional consideration for the note, the Company agreed to issue 250,000 shares of our common stock to the note holder. In May 2025, the $250,000 principal amount was converted into 1,000,000 shares of common stock and accrued interest in the amount of $7,438 was paid in cash.

In fiscal year 2025, the Company entered into an unsecured note agreement with an unrelated party in the principal amount of $200,000. The note bears interest at 18% per annum and with a maturity date on June 29, 2025. Upon the occurrence and during the continuance of any default by the Company under the note, which default is not cured within fifteen (15) days following written notice of such default from the payee, the payee may declare the entire unpaid principal and unpaid interest immediately due and payable. As of June 29, 2025, the note was extended by mutual agreement of the Company and note holder for an additional sixty days and became due and payable on August 29, 2025. As of August 29, 2025, the note was extended by mutual agreement of the Company and note holder for an additional sixty days and became due and payable on October 29, 2025. As of October 29, 2025, the note was extended again by mutual agreement of the Company and the note holder for an additional 90 days and became due and payable on January 29, 2026. The holder agreed to convert the outstanding principal balance of $200,000 and all accrued and unpaid interest outstanding under the note into 1,000,000 shares of the Company’s restricted common stock in March 2026.

The capital raised through this offering, combined with our existing cash on hand, may be sufficient to meet all financial needs and obligations for the next twelve months. However, our liquidity needs are affected by changes in business operations, including investments in product development, although there is no assurance that adequate capital will be raised.

The accompanying financial statements have been prepared in conformity with GAAP, which contemplate the continuation of the Company as a going concern, which is dependent upon the Company’s ability to obtain sufficient financing or establish itself as a profitable business. As of December 31, 2025, the Company had an accumulated deficit of $5,782,011 and net loss of $4,653,021 and had not yet commenced revenue generating activities. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for at least one year from the date the financial statements are issued.

The Company’s continuation as a going concern is dependent upon its ability to obtain additional financing, generate revenues, and ultimately achieve profitable operations. We may also seek additional capital resources through public or private debt or equity offerings to support future growth opportunities or other corporate purposes. However, there can be no assurance that additional financing will be available on favorable terms, or at all.

Our liquidity may be impacted by a number of risks and uncertainties, including:

●	Economic Conditions: A downturn in the economy could negatively affect our ability to raise capital.

●	Credit Market Volatility: If the credit markets remain restrictive, our ability to obtain financing on favorable terms may be limited.

●	Operational Risks: Any disruptions in our operations, including supply chain issues or regulatory changes, could impact our ability to raise capital.

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported expenses during the reporting periods. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in the notes to our financial statements appearing elsewhere in this document, we believe that the accounting policies discussed above are critical to our financial results and to the understanding of our past and future performance, as these policies relate to the more significant areas involving management’s estimates and assumptions. We consider an accounting estimate to be critical if: (1) it requires us to make assumptions because information was not available at the time or it included matters that were highly uncertain at the time we were making our estimate; and (2) changes in the estimate could have a material impact on our financial condition or results of operations.

Cash Flows

Cash Flow used in Operating Activities

For the year ended December 31, 2025 and for the period from inception (May 22, 2024) to December 31, 2024, the Company used $1,954,184 and $830,793 in operating activities, respectively. The cash used in operations was primarily attributable to research and development expenses related to the initiation of the Company’s phase 1 clinical trial, general and administrative costs, and personnel-related expenses. As a pre-revenue development-stage company, we expect to continue incurring negative cash flows from operations in the near term as we advance our clinical and regulatory program.

Cash Flows used in Investing Activities

For the year ended December 31, 2025 and for the period from inception (May 22, 2024) to December 31, 2024, the Company used $0 and $675,000 in investing activities, respectively. The cash used in investing activities is attributable to maintenance fees related to the Company’s license agreement with OSIF.

Cash Flows from Financing Activities

The Company generated $1,653,610 and $1,829,800 in net cash from financing activities for the year ended December 31, 2025 and for the period from inception (May 22, 2024) to December 31, 2024, respectively. This amount primarily reflects proceeds from the issuance of common stock and promissory notes, which were used to fund initial operating and development activities. The Company made debt repayments of $800,000 and $222,500 for the year ended December 31, 2025 and the period from inception (May 22, 2024) to December 31 ,2024, respectively.

Material Cash Commitments. The Company’s material future cash commitments, to be paid from cash flows from operations, are to repay its current debt obligations and obligations in connection with the OSIF License Agreement. The Company does not have any material commitments for capital expenditures. The following table shows the material future commitments for the years ending December 31:

2026	$547,972
2027	100,000
2028	100,000
Total	$747,972

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements or relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities.

Item 3. Directors and Officers

Directors and Executive Officers

The following table sets forth the name, age, and position of our executive officers and directors. Executive officers are elected annually by our Board of Directors.  Each executive officer holds office until resignation, removal by the Board, or a successor is elected and qualified.  Directors are elected annually by our shareholders at the annual meeting after the expiration of the initial terms of the current directors.  All of the current directors are in the first year of a three year term. Each director holds his office until a successor is elected and qualified or earlier resignation or removal.

Name	Age	Position
Tamara Jovonovich	59	President and Director
Brian Cogley	39	Chief Financial Officer and Director
Robert Lewis	55	Chief Operating Officer and Director
Bruce Cassidy	75	Director
Martin Lewis	65	Director

Tamara Jovonovich, (President, CEO, Treasurer & Director). Dr. Jovonovich co-founded Jabez Biosciences, Inc. in 2023, marking her 20th year in the pharmaceutical industry, working approximately thirty hours per week since inception. In her tenure, Tamara has contributed to 15+ FDA drug approvals. Tamara lectured in at San Jose University in 2004 before joining Alexza Pharmaceuticals (Ferrer) from 2004-2005. From 2005-2009, Tamara was a Principal Investigator at Fleming Pharmaceuticals (acquired by Long Pharmaceutical), developing various drug products for regulatory filings and approvals, both abbreviated and new. From 2009 to 2017, Tamara was a Director of Drug Development for Cypress Pharmaceuticals (acquired by Pernix Therapeutics). Tamara founded a consulting business in 2018-2024 where as President she helped several companies in the areas of development, manufacturing, quality and regulatory to develop, approve and maintain prescription products. Tamara is a co-founder and equity partner in other start-up biotech companies. Tamara attended the University of Central Florida where she earned a BS in Chemistry in 1996 and a BS in Fine Arts in 1996; the University of Washington where she earned a PhD in Biophysical Chemistry in 2000; and Stanford University where she earned a Fellowship in Chemistry from 2001-2004.

Brian Cogley, (Chief Financial Officer, Director). Mr. Cogley joined Jabez Biosciences, Inc. in June of 2024 and joined the Board of Directors in August of 2024. Mr. Cogley is serving as the Company’s Chief Financial Officer in a part-time capacity, working approximately ten hours per week since inception, until a time when the Company determines a full-time position is necessary. Mr. Cogley is the full-time CFO for Z Squared Inc. (Nasdaq:ZSQR) and that is his full-time and primary position. In August of 2024 Mr. Cogley joined the Board of Directors of NÖK Therapeutics, Inc. Mr. Cogley current serves as the Chief Financial Officer of NÖK Therapeutics, Inc. unto such time as the officers of NOK determine the need for a full-time position. Mr. Cogley has over 16 years of accounting and finance experience, having previously held positions of increasing authority at two “Big 4” public accounting firms and served on the management teams of multiple companies in diverse industries. An accountant by training, Mr. Cogley arrives at Jabez with a career in corporate finance and accounting during which he advised and led the financial operations for companies spanning multiple industries including life sciences, pharmaceuticals, financial services, and manufacturing. In May 2023, Mr. Cogley joined the executive team of Coeptis Therapeutics Holdings, Inc. as the Chief Financial Officer. From February 2022 until joining Coeptis, Mr. Cogley was a Senior Manager, Accounting Advisory at CFGI, LLC where he served pharmaceutical and financial services clients in technical accounting implementations and execution, interim Controller roles, interim SEC Reporting Manager roles, segment reporting and carve-out engagements. From 2017-2022 Mr. Cogley held the position of Vice President of Finance & Accounting at NexTier Bank where he was a member of the Company’s senior management team and led its accounting and finance operations, including the general ledger, financial planning and analysis, internal and external financial reporting, and human resources. From 2015-2017 Mr. Cogley held the position of Global Cash Manager for Calgon Carbon Corporation, where he was responsible for all daily cash decisions across the global enterprise. From 2012-2015 Mr. Cogley was a Financial Analyst at TriState Capital Bank where he was responsible for building its Sarbanes-Oxley control environment, SEC/regulatory reporting and new system implementation, while also working on various process improvement projects. Mr. Cogley began his career at KPMG, LLP, providing audit and assurance services to a variety of clients in the financial services industry. Mr. Cogley earned a B.A. with a concentration in accounting and a Master of Business Administration with a concentration in finance from Duquesne University.

Robert Lewis, (Chief Operating Officer, Director). Mr. Lewis, a co-founder of Jabez Biosciences Inc., has served as Chief Operating Officer and Director since June of 2024. Rob’s time varies from week to week averaging 10-15 hours per week currently in his role as COO. Rob is also the President and a Director of NÖK Therapeutics, Inc. Rob spent the last 28 years working in the pharmaceutical industry, beginning at TEVA Pharmaceuticals and continuing with other multiple global and mid-tier pharmaceutical corporations such as Sigma and Cypress Pharmaceuticals. Rob has held leadership positions overseeing the departments of Scientific Affairs, Medical Affairs, Regulatory Affairs, Clinical Affairs, and International and Domestic Business Development. Additionally, Rob has 30 NDA and ANDA FDA drug approvals and multiple launches under his supervision.  Since 2012, Rob has been self employed as a health care consultant, co-founded and taken multiple ownership stakes in other biotech, pharmaceutical, and medical device companies and serves on the board of directors for each company. Rob earned his B.S. in Chemistry & Biology from Columbia College.

Bruce A. Cassidy, (Director), joined our Board of Directors in August of 2024. Since 2017 he has been the Chairman of the Board of Sarasota Green Group. He currently serves on other boards for various companies, including as chairman of the board of each of Arboreta Healthcare (August 2020), KeyStar Corporation (d/b/a Zensports) (August 2022), Loop Media, Inc. (Board Member February 2020 and Chairman January 2021), as a member of the board of Oragenics, Inc. (October 2023) and a member of the board of NÖK Therapeutics, Inc. (August 2024). He was also the founding investor and served on the board of directors of Ohio Legacy Corp. Previously, Mr. Cassidy was the founder and CEO of Excel Mining Systems from 1991 until its sale in 2007 to Orica Mining Services, and from 2008 to 2009, he served as the President and CEO of one of its subsidiaries, Minora North & South Americas. He is currently the President of The Concession Golf Club in Sarasota, Florida. Mr. Cassidy was chosen to serve as a member of our Board of Directors due to his extensive leadership and business experience and as a CEO of a large company, as well as his service on other boards of directors.

Martin Lewis, (Director). Mr. Lewis joined our Board of Directors in August of 2024. Beginning in August 2024, Mr. Lewis joined the board of NÖK Therapeutics, Inc. Mr. Lewis has over 40 years of experience in Accounting and is a Certified Public Accountant. Mr. Lewis joined his current firm, Lewis, Kaufman& Co., P.C., in 1983. Prior to joining the firm, he developed his accounting skills working for Mesa Petroleum Company working on joint interest billings and offshore operations. Mr. Lewis received his bachelor’s degree in accounting with emphasis in Petroleum Accounting, from Texas Tech University in 1982. He also served as a former adjunct professor at Wayland Baptist University. Over the years, Mr. Lewis has been involved in management consulting for a wide variety of West Texas clients. He has developed a recognized specialty in the agricultural, financial institution & healthcare industries, including single and multi-physician medical practices. Mr. Lewis has contributed to the growth of the firm and is deeply committed to client service and to the personal and professional growth of his associates. He was elevated to stockholder in 1991. Mr. Lewis has been very active in the professional accounting field, having active memberships for a number of years with the American Institute of C.P.A.s, Texas Society of C.P.A.s, National Society of Accountants for Cooperatives and the Management of Accounting Practice - West Texas Chapter.

Family Relationships

No director, executive officer, or individual nominated or selected to become a director or executive officer has any family relationship, whether by blood, marriage, or adoption, that is closer than first cousin.

Involvement in Certain Legal Proceedings

The Company’s directors and officers have not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor have been a party to any judicial or administrative proceeding during the past ten years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement.

Except as set forth in our discussion below in “Certain Relationships and Related Transactions,” our directors and officers have not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Executive Compensation

Name and Principal Position	Year Ended	Salary[2] ($)	Bonus ($)	Option Awards ($)	Nonequity Incentive Plan Compensation ($)	Non- Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Tamara Jovonovich, President, CEO	2025	150,000	-	-	-	-	-	150,000
	2024	23,077						23,077
Brian Cogley, CFO	2025	75,000	-	-	-	-	-	75,000
	2024	11,538						11,538
Robert Lewis, COO	2025	130,000	-	-	-	-	-	130,000
	2024	20,000						20,000

[1]	Directors, Martin Lewis and Bruce Cassidy, receive no compensation from the Company for their service at this time.

[2]	The Company was incorporated on May 22, 2024. The Company began paying employees pro-rated annual starting salaries on November 29, 2024. The annual starting salaries as follows: Tamara Jovonovich, President, CEO, $150,000; Brian Cogley, CFO (Interim and Part-Time), $75,000; Robert Lewis, COO, $130,000. The Company may choose to increase salaries in 2026.

Emerging Growth Company Status

As an emerging growth company, we are currently exempt from certain requirements related to executive compensation, including the requirements to hold a nonbinding advisory vote on executive compensation and to provide information relating to the ratio of total compensation of our Chief Executive Officer to the median of the annual total compensation of all of our employees, each as required by the Investor Protection and Securities Reform Act of 2010, which is part of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Employment Agreements

We have not entered into employment agreements with any of our employees, officers and directors.

Item 4. Security Ownership of Management and Certain Securityholders

Principal Stockholders*

The following table sets forth information as to the shares of common stock beneficially owned as of April 27, 2026, by (i) each person known to us to be the beneficial owner of more than 10% of our common stock; and (ii) all of our Directors and Executive Officers as a group.  Unless otherwise indicated in the footnotes following the table, the persons as to whom the information is given had sole voting and investment power over the Shares of common stock shown as beneficially owned by them. Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act, which generally means that any shares of common stock subject to options currently exercisable or exercisable within 60 days of the date hereof are considered to be beneficially owned, including for the purpose of computing the percentage ownership of the person holding such options, but are not considered outstanding when computing the percentage ownership of each other person. We currently have no options outstanding.

Name	Address	Shares	% Ownership (1)
Tamara Jovonovich	2009 Mackenzie Way, Suite 100, Cranberry Twp, PA 16066	6,200,000	14.99%
Robert Lewis	2009 Mackenzie Way, Suite 100, Cranberry Twp, PA 16066	6,000,000	14.51%
Brian Cogley	2009 Mackenzie Way, Suite 100, Cranberry Twp, PA 16066	447,200	1.08%
Marlew, LTD (Martin Lewis, Control Person)	2308 W 5th Street, Plainview, TX 79072	4,467,000	10.80%
GoLabs Research and Development, LLC (Martin Lewis, Control Person)	2308 W 5th Street, Plainview, TX 79072	28,301	0.07%
MedTek, LLC (Martin Lewis, Control Person)	2308 W 5th Street, Plainview, TX 79072	2,365,000	5.72%
Eagle Investment Group, LLC (Bruce Cassidy, Control Person)	1258 North Palm Ave, Sarasota, FL	4,667,000	11.28%
Total Officers and Directors As a Group		24,174,501	58.45%

(1)	Based on 41,361,968 shares issued and outstanding as of April 27, 2026.

Item 5. Interest of Management and Others in Certain Transactions

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Related Party Transactions

On September 24, 2024, the Company entered into a stock purchase agreement with Eagle Investment Group, LLC for 4,667,000 shares of common stock for total consideration of $1,100,000 payable in two payments with the first payment of $100,000 payable on or before September 27, 2024 and the second payment of $1,000,000 payable on or before November 15, 2024. The Company had a subscription receivable of $800,000 as of December 31, 2024. The transaction was completed in January 2025, at which time the Company issued the corresponding shares. Bruce Cassidy, Director, is a Control Person of Eagle Investment Group, LLC.

In August 2024, the Company entered into an unsecured note agreement with GoLabs Research and Development, LLC in the principal amount of $750,000 together with interest of 10%, with a maturity date of October 15, 2024. Martin Lewis, Director, is a Control Person of GoLabs Research and Development.

As of October 1, 2024, the above referenced note was extended by mutual agreement of the Company and the note holder for an additional 90 day period and became due and payable on January 15, 2025. The note was paid in full on January 12, 2025. To satisfy $28,301 accrued interest due, by mutual agreement of the Company and GoLabs Research and Development, LLC, the Company issued 28,301 shares of common stock to GoLabs Research and Development, LLC, in lieu of cash. Martin Lewis, Director, is a Control Person of GoLabs Research and Development, LLC.

In and between November 2024 and October 2025, the Company entered into stock subscription agreements with MedTek, LLC for 1,365,000 shares of common stock at $1.00 per share in private transactions exempt from registration under Regulation D, Rule 506(b) of the Securities Act. Martin Lewis, Director, is a control person of MedTek, LLC.

In November 2025, the Company entered into a stock subscription agreement with MedTek, LLC for 1,000,000 shares of common stock at $0.25 per share in a private transaction exempt from registration under Regulation D, Rule 506(b) of the Securities Act. Martin Lewis, Director, is a control person of MedTek, LLC.

In March 2026, the Company entered into a secured convertible promissory note (the “Note”) with MedTek, LLC in the principal amount of $500,000 with a fixed interest rate of 6% and a maturity date of March 15, 2029, or upon earlier conversion or repayment.

At any time prior to the maturity date, the holder has the right, at its sole option, to convert all or any portion of the outstanding principal and accrued and unpaid interest into equity interests of the Company representing 12.75% of the total issued and outstanding equity of the Company on a fully diluted basis as of the conversion date.

The holder also has a one-time call option, exercisable during the period from June 15, 2027 through March 15, 2029, to demand immediate repayment of all outstanding principal and accrued interest. If exercised, the full amount due becomes payable within 30 days of the call notice.

To secure the Company’s obligations under the Note, the Company granted the holder a first-priority security interest in substantially all of the Company’s assets, including cash and cash equivalents, accounts receivable, intellectual property, equipment, inventory, contracts, and all proceeds thereof. The holder is authorized to file UCC-1 financing statements in all applicable jurisdictions to perfect this security interest. Martin Lewis, Director, is a control person of MedTek, LLC.

Indemnification of Officers and Directors

Our Bylaws include provisions that provide for indemnification, expense advancement and reimbursement for our directors and officers, to the maximum extent allowable under Florida law. We plan to enter into customary indemnification agreements with our officers or directors. We currently maintain directors’ and officers’ insurance covering certain liabilities that may be incurred by directors and officers in the performance of their duties.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is ClearTrust, LLC.

Stock Market Listing

Our shares of common stock are not listed or authorized for listing on any stock exchange.

Limitations on Liability and Indemnification of Officers and Directors

Florida law authorizes corporations to limit or eliminate (with a few exceptions) the personal liability of directors to corporations and their shareholders for monetary damages for breaches of directors’ fiduciary duties as directors. Our Articles of Incorporation and Bylaws include provisions that eliminate, to the maximum extent allowable under Florida law, the personal liability of directors or officers for monetary damages for actions taken as a director or officer, as the case may be. Our Articles of Incorporation and Bylaws also provide that we must indemnify and advance reasonable expenses to our directors and officers to the fullest extent permitted by Florida law. We are also expressly authorized to carry directors’ and officers’ insurance for our directors, officers, employees and agents for some liabilities. We currently maintain directors’ and officers’ insurance covering certain liabilities that may be incurred by directors and officers in the performance of their duties.

The limitation of liability and indemnification provisions in our Articles of Incorporation and Bylaws may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to the indemnification provisions in our Articles of Incorporation and Bylaws.

There is currently no pending litigation or proceeding involving any of the directors, officers or employees for which indemnification is sought.

In so far as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 6. Other Information

Certain Unregistered Sales of Equity Securities

The following is a summary of transactions by the Company from inception to December 2025 involving sales of our securities that were not registered under the Securities Act.

In June 2024, we issued 23,234,000 shares of common stock to the founders, officers, and directors in transactions exempt from registration pursuant to Rule 506(b) Regulation D of the Securities Act.

In June 2024, the Company sold 7,431,500 shares of common stock for nominal amounts in transactions exempt from registration pursuant to Rule 506(b) Regulation D of the Securities Act.

Between August 2024 and October 31, 2025, we sold 1,391,500 shares of common stock for $1.00 per share in private transactions exempt from registration pursuant to Rule 506(b) Regulation D of the Securities Act.

In September 2024, we issued 4,667,000 shares of common stock for $1,100,000 in a transaction exempt from registration pursuant to Rule 506(b) Regulation D of the Securities Act.

In November and December 2024, we sold unsecured notes in an aggregate principal amount of $500,000. The notes were sold by us for cash, at par, in private transactions exempt from registration pursuant to Rule 506(b) Regulation D of the Securities Act. As partial consideration for the notes, we issued 500,000 shares of common stock. We did not receive any cash consideration for these shares. These transactions were private transactions exempt from registration pursuant to Rule 506(b) Regulation D of the Securities Act of the Securities Act.

In December 2024, we sold 90,667 shares of common stock for $100 in a transaction exempt from registration pursuant to Rule 506(b) Regulation D of the Securities Act of the Securities Act.

In and between December 31, 2024 and October 29, 2025, we sold 920,000 shares of common stock in exchange for services performed valued at $920,000 in private transactions exempt from registration under Rule 701 of the Securities Act.

In January 2025, we issued 28,301 shares of common stock for $28,301 in a transaction exempt from registration pursuant to Rule 506(b) Regulation D of the Securities Act.

In January 2025, we sold 50,000 shares of common stock for $10 in a transaction exempt from registration pursuant to Rule 506(b) Regulation D of the Securities Act of the Securities Act.

In April 2025, we sold an unsecured note in an aggregate principal amount of $200,000. The note was sold by us for cash, at par, in a private transaction exempt from registration under Rule 506(b) Regulation D of the Securities Act.

In May 2025, we sold 1,000,000 shares of common stock at $0.25 per share in private transactions exempt from registration pursuant to Rule 506(b) Regulation D of the Securities Act.

In and between July 2025 and September 2025, we sold 19,000 shares of common stock for $2.00 per share under Regulation A.

In August 2025, we sold 1,000,000 shares of common stock for $500 in a transaction exempt from registration pursuant to Rule 506(b) Regulation D of the Securities Act.

In November 2025, we sold 1,000,000 shares of common stock for $0.25 per share in private transactions exempt from registration pursuant to Rule 506(b) Regulation D of the Securities Act.

In December 2025, we sold 30,000 shares of common stock for $1.00 per share in a transaction exempt from registration pursuant to Rule 506(b) Regulation D of the Securities Act of the Securities Act.

EXPERTS

The financial statements of Jabez Biosciences, Inc. as of December  31, 2025 and 2024 have been so included in reliance on the report of Astra Audit & Advisory, LLC of Tampa, Florida a registered PCAOB CPA firm, appearing elsewhere herein, given on the authority of said firm as experts in auditing and accounting.

Item 7. Financial Statements

JABEZ BIOSCIENCES, INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025 AND 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Jabez Biosciences, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Jabez Biosciences, Inc. (the Company) as of December 31, 2025 and 2024, and the related statements of operations, stockholders’ deficit and cash flows for each of the years in the two-year period ending December 31, 2025, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has no current operations and negative operating cash flows. These conditions raise substantial doubt about its ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company’s auditor since 2024.

Tampa, Florida

April 30, 2026

3702 W Spruce St #1430 ● Tampa, Florida 33607 ● +1.813.441.9707

JABEZ BIOSCIENCES, INC.

BALANCE SHEETS

	As of
	December 31, 2025	December 31, 2024
ASSETS
CURRENT ASSETS
Cash	$23,433	$324,007
Deferred offering costs	64,248	64,248
Prepaid assets	7,729	3,041
TOTAL CURRENT ASSETS	95,410	391,296

OTHER ASSETS
Intangible assets, net	516,168	675,000
Total other assets	516,168	675,000
TOTAL ASSETS	$611,578	$1,066,296

LIABILITIES AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES
Notes payable, current, net of debt discount of $20,637 and $90,450, respectively	$429,363	$959,550
Accounts payable	799,918	275,565
Accrued interest payable, current	47,972	38,000
Accrued expenses	104,454	11,622
TOTAL CURRENT LIABILITIES	1,381,707	1,284,737

LONG TERM LIABILITIES
Note payable, long term, net of debt discount of $0 and $121,071, respectively	-	128,929
Accrued interest payable	-	1,649
TOTAL LONG TERM LIABILITIES	-	130,578
TOTAL LIABILITIES	1,381,707	1,415,315

COMMITMENTS AND CONTINGENCIES (NOTE 5)

STOCKHOLDERS’ DEFICIT
Preferred stock, $0.00 par value, 10,000,000 shares authorized, 0 issued and outstanding at December 31, 2025 and December 31, 2024	-	-
Common stock, $0.00 par value, 100,000,000 shares authorized, 41,361,968 and 36,149,667 shares issued and outstanding at December 31, 2025 and December 31, 2024, respectively	5,011,882	1,580,071
Subscription receivable	-	(800,100)
Accumulated deficit	(5,782,011)	(1,128,990)
TOTAL STOCKHOLDERS’ DEFICIT	(770,129)	(349,019)
TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$611,578	$1,066,296

The accompanying notes are an integral part of this financial statement.

JABEZ BIOSCIENCES, INC.

STATEMENTS OF OPERATIONS

	For the Year Ended	For the Period from Inception (May 22, 2024) to
	December 31, 2025	December 31, 2024
SALES
Sales	$-	$-
Cost of goods	-	-
Gross profit	-	-

COST OF OPERATIONS
Research and development expense	1,642,633	895,951
Salaries and wages expense	546,576	90,588
Professional services expense	1,422,528	19,526
General and administrative expenses	29,703	3,447
Total cost of operations	3,641,440	1,009,512

LOSS FROM OPERATIONS	(3,641,440)	(1,009,512)

OTHER (EXPENSE) INCOME

Interest expense	(263,271)	(78,734)
Other income (expense), net	1,690	(40,744)
Loss on extinguishment of debt	(841,696)	-
Change in fair value of put liability	91,696	-
TOTAL OTHER EXPENSE, NET	(1,011,581)	(119,478)

LOSS BEFORE INCOME TAXES	(4,653,021)	(1,128,990)

PROVISION FOR INCOME TAXES	-	-
NET LOSS	$(4,653,021)	$(1,128,990)

LOSS PER SHARE

Loss per share, basic and fully diluted	$(0.12)	$(0.04)

Weighted average number of common shares outstanding	38,433,770	28,654,767

The accompanying notes are an integral part of this financial statement.

JABEZ BIOSCIENCES, INC.

STATEMENTS OF STOCKHOLDERS’ DEFICIT

FOR THE YEAR ENDED DECEMBER 31, 2025 AND THE PERIOD FROM INCEPTION (MAY 22, 2024)
TO DECEMBER 31, 2024

	PREFERRED STOCK		COMMON STOCK		SHARES	SUBSCRIPTION	ACCUMULATED	TOTAL
	SHARES	AMOUNT	SHARES	AMOUNT	SUBSCRIBED	RECEIVABLE	DEFICIT	DEFICIT

BALANCE AT MAY 22, 2024	-	$-	-	$-	$-	$-	$-	$-

Shares issued for cash	-	-	35,649,667	1,329,900	-	(800,100)	-	529,800

Shares issued with notes payable	-	-	500,000	250,171	-	-	-	250,171

Net loss	-	-	-	-	-	-	(1,128,990)	(1,128,990)

BALANCE AT DECEMBER 31, 2024	-	-	36,149,667	1,580,071	-	(800,100)	(1,128,990)	(349,019)

Shares issued for cash	-	-	3,234,000	1,453,510	-	800,100	-	2,253,610

Shares issued for services	-	-	950,000	950,000	-	-	-	950,000

Shares issued for the conversion of debt	-	-	1,028,301	1,028,301	-	-	-	1,028,301

Net loss	-	-	-	-	-	-	(4,653,021)	(4,653,021)

BALANCE AT DECEMBER 31, 2025	-	$-	41,361,968	$5,011,882	$-	$-	$(5,782,011)	$(770,129)

The accompanying notes are an integral part of this financial statement.

JABEZ BIOSCIENCES, INC.

STATEMENTS OF CASH FLOWS

	For the Year Ended	For the Period from Inception (May 22, 2024) to
	December 31, 2025	December 31, 2024
OPERATING ACTIVITIES

Net loss	$(4,653,021)	$(1,128,990)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	158,832	-
Amortization of debt discount	190,884	38,651
Gain on writedown of put liability	(91,696)	-
Loss on extinguishment of debt	841,696
Shares issued for non-employee services	950,000	-
(Increase) decrease in:
Deferred offering costs	-	(64,248)
Prepaid assets	(4,688)	(3,041)
Increase (decrease) in:
Accounts payable	524,353	275,565
Accrued expenses	92,832	11,621
Accrued interest payable	36,624	39,649
NET CASH USED IN OPERATING ACTIVITIES	(1,954,184)	(830,793)

INVESTING ACTIVITIES

Purchase of intangible assets	-	(675,000)
NET CASH USED IN INVESTING ACTIVITIES	-	(675,000)

FINANCING ACTIVITIES

Proceeds from notes payable	200,000	1,522,500
Repayment of notes payable	(800,000)	(222,500)
Shares issued for cash	2,253,610	529,800
NET CASH PROVIDED BY FINANCING ACTIVITIES	1,653,610	1,829,800
NET INCREASE (DECREASE) IN CASH	(300,574)	324,007
CASH AT BEGINNING OF PERIOD	324,007	-
CASH AT END OF PERIOD	$23,433	$324,007
	$-
SUPPLEMENTAL CASH FLOW DISCLOSURES

Interest paid	$35,762	$434
Taxes paid	$-	$-

SUPPLEMENTAL NON-CASH DISCLOSURES

Shares issued in exchange for subscriptions receivable	$-	$1,100,100
Shares issued in exchange for notes payable	$-	$250,171
Shares issued for conversion of debt	$1,028,301	$-

The accompanying notes are an integral part of this financial statement.

JABEZ BIOSCIENCES, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2025 and 2024

NOTE 1 – DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Nature of Business

Jabez Biosciences, Inc. (“Jabez”, the “Company”) was incorporated in the state of Florida on May 22, 2024. The Company is a biotechnology company developing liquid and solid tumor therapies. The current business model is designed around furthering the development of its current product portfolio in new and exciting therapeutic areas such as oncology.

Basis of Presentation – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). In the opinion of management, the accompanying financial statements include all adjustments, consisting of normal recurring adjustments, which are necessary to present fairly the Company’s financial position, results of operations, and cash flows.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash – For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with maturities of three months or less to be cash equivalents. At times, balances of cash and cash equivalents at financial banking institutions exceeded the federally insured limit of $250,000. The uninsured balance was $0 and $74,007 at December 31, 2025 and December 31, 2024, respectively. The Company regularly monitors the financial condition of the institution in which it has depository accounts and believes the risk of loss is minimal.

Income Taxes – The Company accounts for income taxes in accordance with Accounting Standards Codification (“ASC”) 740, Income Taxes. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to temporary differences between reporting of income and expenses for financial reporting purposes and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes also are recognized for operating losses that are available to offset future federal income taxes.

ASC 740 clarifies the accounting and reporting for uncertainties in income tax law within subtopic ASC 740-10-25-5. The guidance prescribes a comprehensive model for the financial statement recognition, measurement, presentation, and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. Management believes that there is no liability related to uncertain tax positions as of December 31, 2025 and December 31, 2024.

Use of Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Adoption of New Accounting Pronouncements – During the year ended December 31, 2025 and the period from inception (May 22, 2024) to December 31, 2024, there were new accounting pronouncements issued by the Financial Accounting Standards Board (“FASB”). Each of these pronouncements, as applicable, including Accounting Standards Update (“ASU”) 2023-07, has been or will be adopted by the Company. Please see Note 9, Segment Reporting. Management does not believe the adoption of any of these accounting pronouncements has had or will have a material impact on the Company’s financial statements.

Going Concern Risk – The accompanying financial statements have been prepared in conformity with GAAP, which contemplate the continuation of the Company as a going concern, which is dependent upon the Company’s ability to obtain sufficient financing or establish itself as a profitable business. As of December 31, 2025, the Company had an accumulated deficit of $5,782,011. For the year ended December 31, 2025, the Company had a net loss of $4,653,021 and had not yet commenced revenue generating activities. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for at least one year from the date the financial statements are issued.

The Company’s continuation as a going concern is dependent upon its ability to obtain additional financing, generate revenues, and ultimately achieve profitable operations. Management is actively pursuing funding opportunities and has demonstrated the ability to raise capital, as discussed in Note 10, Subsequent Events. However, there can be no assurance that management will be successful in obtaining additional funding or in attaining profitable operations.

Fair Value of Financial Instruments – The Company calculates the fair value of its assets and liabilities which qualify as financial instruments and includes this additional information in the notes to financial statements when the fair value is different than the carrying value of those financial instruments. The methods and assumptions applied in determining the fair value of each class of financial assets and financial liabilities of the Company are disclosed in the respective accounting policies. The estimated fair value of cash and subscriptions receivable approximate their carrying amounts due to the short-term nature of these instruments. For debt instruments issued at a discount, the carrying amount is initially recorded net of the unamortized discount, which is amortized to interest expense over the term of the debt using the effective interest method. When measuring fair value, the Company considers the impact of the discount, along with other relevant inputs such as market interest rates, credit spreads, and the terms of the instrument.

Earnings Per Share – Basic earnings per share (or loss per share), is computed by dividing the earnings (loss) for the period by the weighted average number of common stock shares outstanding for the period. Diluted earnings per share reflects potential dilution of securities by including other potentially issuable shares of common stock, including shares issuable upon conversion of convertible securities or exercise of outstanding stock options and warrants, in the weighted average number of common shares outstanding for the period. Therefore, because including shares issuable upon conversion of convertible securities and/or exercise of outstanding options and warrants would have an anti-dilutive effect on the loss per share, only the basic earnings (loss) per share is reported in the accompanying financial statements. The Company does not have other potentially issuable shares of stock.

Segment Reporting – Operating segments are components of an enterprise about which separate financial information is available and is evaluated regularly by management, namely the Chief Operating Decision Maker (“CODM”) of an organization, in order to determine operating and resource allocation decisions. By this definition, the Company has identified its Chief Executive Officer as the CODM. The Company is operating in one segment, Biotechnology. This segment is non-revenue generating and incurs expenses by developing its biotechnology product pipeline.

Research and Development – Research and development costs are expensed when incurred. During the year ended December 31, 2025 and the period from inception (May 22, 2024) to December 31, 2024, research and development expenses totaled $1,642,633 and $895,951, respectively.

Intangible Assets - The Company recorded the upfront license fee and the probable and estimable maintenance fees as a finite lived intangible asset in accordance with ASC 350, Intangibles – Goodwill and Other. The estimable maintenance fees are amortized on a straight-line basis over the period until they become due, and the license agreement is amortized on a straight-line basis over its estimated useful life of 15 years. The assets had a gross carrying amount of $675,000 as of December 31, 2024, and a net carrying amount of $516,168 as of December 31, 2025, reflecting amortization expense of $158,832 for the year ended December 31, 2025. The asset is reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable, in accordance with ASC 350-30-35-14. During the year ended December 31, 2025 and the period from inception (May 22, 2024) to December 31, 2024, the Company did not identify any such events or changes in circumstances. Accordingly, no impairment assessment was performed and no impairment loss was recognized.

Deferred Offering Costs – Deferred offering costs, consisting primarily of legal, accounting, and other fees directly related to the Company’s planned equity or debt offerings, are capitalized on the balance sheets. These costs are deferred until the completion of the related offering, at which time they are reclassified to equity (as a reduction of additional paid-in capital) or to debt (as a reduction of the carrying amount of the debt), depending on the nature of the offering. If the offering is abandoned, such costs are expensed immediately in the period in which the offering is terminated. At December 31, 2025 and December 31, 2024, the Company recorded $64,248 of deferred offering costs.

NOTE 3 – DEBT

In May 2024, the Company entered into an unsecured note agreement with a third party in the principal amount of $12,500 together with interest of 6%, with a maturity date of May 31, 2026. This note was paid in full on October 7, 2024, including accrued interest of $267.

In June 2024, the Company entered into an unsecured note agreement with a third party in the principal amount of $10,000 together with interest of 6%, with a maturity date of June 28, 2026. This note was paid in full on October 7, 2024, including accrued interest of $168.

In August 2024, the Company entered into an unsecured note agreement with a third party in the principal amount of $250,000 together with interest of 10%, with a maturity date of October 15, 2024. As of December 31, 2024 the note was in default, and accrued interest on this note was $9,452. This note was paid in full on January 13, 2025, including accrued interest of $10,274.

In August 2024, the Company entered into an unsecured note agreement with a related party in the principal amount of $750,000 together with interest of 10%, with a maturity date of October 15, 2024. A partial payment of $200,000 on the principal balance of the note was paid in October 2024. As of December 31, 2024 the note was in default, and accrued interest on this note was $26,493. This note was paid in full on January 13, 2025. Accrued interest in the amount of $28,301 was converted into 28,301 shares of common stock, satisfying the accrued interest payable. See Note 8, Related Party Transactions, for additional information.

In November 2024, the Company entered into a financing agreement with a third party under which it issued a promissory note with a principal amount of $250,000 together with interest of 6%, payable at maturity on May 11, 2025. As part of the financing agreement, the Company also issued 250,000 shares of its common stock to the lender. The relative fair value of the common stock was determined to be $124,973, which was recorded as a debt discount and will be amortized over the term of the note using the effective interest rate method.

As of December 31, 2024, the unamortized debt discount was $90,450, and the net carrying amount of the debt was $159,550. Amortization expense related to the debt discount was $90,450 for the year ended December 31, 2025 and $34,523 for the period from inception (May 22, 2024) to December 31, 2024 and is included in interest expense in the accompanying statements of operations. The note had an outstanding principal balance of $250,000 as of December 31, 2024 and accrued interest of $2,055. On May 29, 2025, the principal amount of $250,000 was converted to 1,000,000 shares of common stock, which was valued at $1,000,000. Accrued interest payable in the amount of $7,438 was paid in cash. The note holder was issued a put option, which entitled him to require the Company to repurchase 250,000 shares of common stock for a price of $300,000 on the six month anniversary of the conversion, November 29, 2025. The Company recognized a loss on extinguishment of debt of $841,696 in relation to the shares and put option issued. The note holder allowed the put option to expire, and the company recognized $91,696 of income related to the change in the fair value of the put liability.

In December 2024, the Company entered into a financing agreement with a third party under which it issued a promissory note with a principal amount of $250,000 together with interest of 16%, payable at maturity on March 16, 2026. As part of the financing agreement, the Company also issued 250,000 shares of its common stock to the lender. The relative fair value of the common stock was determined to be $125,198, which was recorded as a debt discount and will be amortized over the term of the note using the effective interest rate method.

As of December 31, 2024, the unamortized debt discount was $121,071, and the net carrying amount of the debt was $128,928. Amortization expense related to the debt discount for the period from inception (May 22, 2024) to December 31, 2024 was $4,127 and is included in interest expense in the accompanying statements of operations. The note had an outstanding principal balance of $250,000 as of December 31, 2024 and accrued interest of $1,648.

As of December 31, 2025, the unamortized debt discount was $20,637, and the net carrying amount of the debt was $229,363. Amortization expense related to the debt discount for the year ended December 31, 2025 was $100,434 and is included in interest expense in the accompanying statements of operations. The note had an outstanding principal balance of $250,000 as of December 31, 2025 and accrued interest of $41,758.

In April 2025, the Company entered into an unsecured note agreement with a third party in the principal amount of $200,000 together with interest of 18%, with a maturity date of June 29, 2025. On June 29, 2025, accrued interest payable in the amount of $6,016 was paid in full and the principal amount of the note was extended to a maturity date of August 29, 2025. All other terms and conditions of the note remained unchanged. On August 29, 2025, accrued interest payable in the amount of $6,016 was paid in full and the principal amount of the note was extended to a maturity date of October 29, 2025. All other terms and conditions of the note remained unchanged. On October 29, 2025, accrued interest payable in the amount of $6,016 was paid in full and the principal amount of the note was extended to a maturity date of January 29, 2026. All other terms and conditions of the note remained unchanged. The note had an outstanding principal balance of $200,000 as of December 31, 2025 and accrued interest of $6,214.

As of December 31, 2025, the total principal amount of notes payable outstanding was $450,000, all of which is due in the year ending December 31, 2026.

NOTE 4 – CAPITAL STRUCTURE

The total number of shares of stock which the corporation shall have authority to issue is 110,000,000 shares, of which 100,000,000 shares with zero par value shall be designated as Common Stock and 10,000,000 shares with zero par value shall be designated as Preferred Stock. As of December 31, 2025, the Company had 41,361,968 shares of its common stock issued and outstanding, and on December 31, 2024, the Company had 36,149,667 shares of its common stock issued and outstanding.

The Preferred Stock authorized by the Company’s Articles of Incorporation may be issued in one or more series. There have been no preferred shares designated as of December 31, 2025. The Board of Directors of the Corporation is authorized to determine or alter the rights, preferences, privileges, and restrictions granted or imposed upon any wholly unissued series of Preferred Stock, and within the limitations or restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series, to increase or decrease (but not below the number of shares of any such series then outstanding) the number of shares of any such series subsequent to the issue of shares of that series, to determine the designation and par value of any series and to fix the numbers of shares of any series.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Legal Matters – The Company is currently not a defendant in any litigation or threatened litigation that could have a material effect on the Company’s financial statements.

Master Service Agreement – On December 31, 2024, the Company entered into a one-year agreement that provides access to an AI-powered marketing software and robotic automation capabilities. Consideration for the contract consists of 250,000 shares of the Company’s common stock and a monthly fee of $7,500 beginning in April 2025. The Company recognized $250,000 in expense related to lead generation services and $45,000 in expense related to webinar services in connection with this contract during the year ended 2025.

License Agreement with OSIF – Under a separate licensing agreement with the Ohio State Innovation Foundation (“OSIF”), the Company is obligated to pay maintenance fees according to the following schedule: $25,000 was paid on July 30, 2025; $50,000 is due on July 16, 2026; and $100,000 is due on July 16, 2027. Beginning in 2028, annual maintenance fees of $100,000 will continue to be payable on each anniversary of July 16 until the Company achieves its first commercial sale. The Company is also obligated to pay OSIF contingent milestone fees as follows: $250,000 upon enrollment of a first patient in a Phase 1b Clinical Trial; $1,000,000 upon enrollment of a first patient in a Phase 2 Clinical Trial; $2,500,000 upon enrollment of a first patient in a Phase 3 Clinical Trial; $5,000,000 upon submission of an NDA or foreign equivalent; and $10,000,000 upon the First Commercial Sale. In addition, the Company is obligated to pay royalties to OSIF equal to the higher of 10% of Net Sales of Licensed Products earned from Patent Rights or 5% of Net Sales of Licensed Products earned from Technology Rights.

NOTE 6 – INCOME TAXES

The Company has established deferred tax assets and liabilities for the recognition of future deductions or taxable amounts and operating loss carry-forwards. Deferred federal and state income tax expense or benefit is recognized as a result of the change in the deferred tax asset or liability during the year using the currently enacted tax laws and rates that apply to the period in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce deferred tax assets to the amount that will more likely than not be realized.

The components of the Company’s deferred tax asset and reconciliation of income taxes computed at the statutory rate of 21% - federal, and 5.5% - state, to the income tax amount recorded as of December 31, 2025 and 2024 is as follows:

	December 31, 2025	December 31, 2024
Net operating loss	$5,782,011	$1,128,990
Tax provision at U.S. federal income tax rate	21.0%	21.0%
State income tax provision, net of federal	5.5%	5.5%
Provision for income taxes	26.5%	26.5%
Deferred tax asset	1,532,233	299,182
Valuation allowance	(1,532,233)	(299,182)
Net deferred tax asset	$–	$–

At December 31, 2025, the Company had approximately $5,800,000 of unused net operation loss carryforwards.  Unused net operating loss carryforwards may provide future benefits although there can be no assurance that these net operating losses will be realized in the future.  The tax benefits of these loss carryforwards have been fully offset by valuation allowance.  These losses may be used to offset future taxable income and will carryforward indefinitely. The valuation allowance increased by $1,233,051, from $299,182 as of December 31, 2024 to $1,532,233 as of December 31, 2025, reflecting the increase in the net deferred tax asset arising from additional net operating losses incurred during the year. The federal and state income tax return for the period from inception (May 22, 2024) through December 31, 2024 has been filed. The federal and state income tax return for the year ended December 31, 2025 has not yet been filed.

NOTE 7 – INTANGIBLE ASSETS

In July 2024, the Company entered into an exclusive license agreement (the “License Agreement”) with the Ohio State Innovation Foundation (OSIF), the technology transfer function of The Ohio State University and the Hendrix College, where the Company completed the exclusive license of key patent families and related intellectual property related to a proprietary dihydroorotate dehydrogenase (“DHODH”) small molecule inhibitor. The License Agreement provides the Company exclusive rights to use the licensed patents and related intellectual property in connection with the development and commercialization efforts of DHODH. Through note agreements with third parties discussed in Note 3, Debt, the total consideration paid to OSIF was $500,000 for the upfront license fee. The upfront license fee and the probable and estimable maintenance fees were capitalized as intangible assets in the amount of $675,000.

The estimable maintenance fees are amortized on a straight-line basis over the period until they become due, and the license agreement is amortized on a straight-line basis over its estimated useful life of 15 years. The assets had a gross carrying amount of $675,000 as of December 31, 2024, and a net carrying amount of $516,168 as of December 31, 2025, reflecting amortization expense of $158,832 for the year ended December 31, 2025. The asset is reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable, in accordance with ASC 350-30-35-14. During the year ended December 31, 2025 and the period from inception (May 22, 2024) to December 31, 2024, the Company did not identify any such events or changes in circumstances. Accordingly, no impairment assessment was performed and no impairment loss was recognized.

NOTE 8 – RELATED PARTY TRANSACTIONS

In August 2024, the Company entered into an unsecured note agreement with a member of its Board of Directors in the principal amount of $750,000. The note is classified as a related party transaction and bears interest at a rate of 10%, with a maturity date of October 15, 2024. A partial principal payment of $200,000 was paid in October 2024. The note was in default at December 31, 2024 with accrued interest of $26,493.  This note was paid in full on January 13, 2025. Accrued interest in the amount of $28,301 was converted into 28,301 shares of common stock, satisfying the accrued interest payable.

In September 2024, the Company entered into a subscription agreement with a member of its Board of Directors for the purchase of common stock in a private transaction totaling $1,100,000. The Company had a subscription receivable of $800,000 as of December 31, 2024. The transaction was completed in January 2025, at which time the Company issued the corresponding shares.

In and between November 2024 and October 2025, the Company entered into stock subscription agreements with MedTek, LLC for 1,365,000 shares of common stock at $1.00 per share in private transactions exempt from registration under Regulation D, Rule 506(b) of the Securities Act. Martin Lewis, Director, is a control person of MedTek, LLC.

In November 2025, the Company entered into a stock subscription agreement with MedTek, LLC for 1,000,000 shares of common stock at $0.25 per share in a private transaction exempt from registration under Regulation D, Rule 506(b) of the Securities Act. Martin Lewis, Director, is a control person of MedTek, LLC.

Related party transactions are not indicative of terms that third parties would agree to.

NOTE 9 – SEGMENT REPORTING

Operating segments are components of an enterprise about which separate financial information is available and is evaluated regularly by management, namely the CODM of an organization, in order to determine operating and resource allocation decisions. By this definition, the Company has identified its Chief Executive Officer as the CODM. The Company is operating in one segment, Biotechnology.

Biotechnology Segment: This segment is non-revenue generating and incurs expenses by developing its biotechnology product pipeline. The Biotechnology Segment had total assets of $611,578 and $1,066,296 as of December 31, 2025 and December 31, 2024, respectively.

The Company believes that this structure reflects its current operational and financial management, and that it provides the best structure for the Company to focus on growth opportunities while maintaining financial discipline. The factors used to identify the Biotechnology operating segment were the difference in future potential revenue streams and customer base, the reporting structure for operational and performance information within the Company, and management’s decision to organize the Company around the future potential revenue generating activities of the segment.

Segment information relating the Company’s operating segment for the years ended December 31, 2025 and December 31, 2024 is as follows:

	Year Ended December 31, 2025
	Biotechnology Segment	Total
Sales	$–	$–
Total operating expenses	3,641,440	3,641,440
Loss from operations	(3,641,440)	(3,641,440)
Interest expense	(263,271)	(263,271)
Other income	1,690	1,690
Loss on extinguishment of debt	(841,696)	(841,696)
Change in fair value of put liability	91,696	91,696
Net loss	$(4,653,021)	$(4,653,021)

	Year Ended December 31, 2024
	Biotechnology Segment	Total
Sales	$–	$–
Total operating expenses	1,009,512	1,009,512
Loss from operations	(1,009,512)	(1,009,512)
Interest expense	(78,734)	(78,734)
Other expense	(40,744)	(40,744)
Net loss	$(1,128,990)	$(1,128,990)

NOTE 10 – SUBSEQUENT EVENTS

Management has performed a review of all events and transactions occurring after December 31, 2025 through the date the financial statements were available to be issued for items that would require adjustment to or disclosure in the accompanying financial statements, noting no such items or transactions other than the following:

In February 2026, the Company entered into a financing agreement with a third party under which it issued a promissory note with a principal amount of $150,000 together with interest of 5%, payable at maturity on August 11, 2026. As part of the financing agreement, the Company also issued 250,000 shares of its common stock to the lender.

In March 2026, the Company entered into a promissory note and consulting agreement conversion agreement with the holder of an unsecured promissory note described in Note 3, Debt. Pursuant to the conversion agreement, the holder agreed to convert the outstanding principal balance of $200,000 and all accrued and unpaid interest outstanding under the note into 1,000,000 shares of the Company’s restricted common stock. As a result of this conversion, the promissory note and all related obligations were extinguished in full.

In March 2026, the Company entered into a secured convertible promissory note (the “Note”) with a related party in the principal amount of $500,000 with a fixed interest rate of 6% and a maturity date of March 15, 2029, or upon earlier conversion or repayment.

At any time prior to the maturity date, the holder has the right, at its sole option, to convert all or any portion of the outstanding principal and accrued and unpaid interest into equity interests of the Company representing 12.75% of the total issued and outstanding equity of the Company on a fully diluted basis as of the conversion date.

The holder also has a one-time call option, exercisable during the period from June 15, 2027 through March 15, 2029, to demand immediate repayment of all outstanding principal and accrued interest. If exercised, the full amount due becomes payable within 30 days of the call notice.

To secure the Company’s obligations under the Note, the Company granted the holder a first-priority security interest in substantially all of the Company’s assets, including cash and cash equivalents, accounts receivable, intellectual property, equipment, inventory, contracts, and all proceeds thereof. The holder is authorized to file UCC-1 financing statements in all applicable jurisdictions to perfect this security interest.

In March 2026, a promissory note with a principal balance of $250,000, originally executed in December 2024, matured and was not repaid. The note bears interest at a fixed rate of 16% per annum. As of the date of these financial statements, the Company has failed to remit payment of the outstanding principal and accrued interest, and the note is currently in default.

Index to Exhibits

Exhibit No.	Description of Exhibit
2.1	Articles of Incorporation (Incorporated by reference to Exhibit 2.1 to the Company’s Offering Statement on Form 1-A (File No. 024-12509) filed on September 21, 2024)
2.3	Bylaws (Incorporated by reference to Exhibit 2.3 to the Company’s Offering Statement on Form 1-A (File No. 024-12509) filed on September 21, 2024)
3.1	Unsecured Promissory Note in the principal sum of $250,000 of Jabez Biosciences, Inc. as Maker, Dated December 16, 2024 (Incorporated by reference to Exhibit 3.1 to the Company’s Annual Report on Form 1-K (File No. 24R-00990) filed on May 06, 2025)
4.1	Form of Subscription Agreement (Incorporated by reference to Exhibit 4.1 to the Company’s Offering Statement on Form 1-A/A (File No. 024-12509) filed on October 29, 2024)
6.1	Ohio State Innovation Foundation License Agreement (redacted) (Incorporated by reference to Exhibit 6.1 to the Company’s Offering Statement on Form 1-A/A (File No. 024-12509) filed on October 29, 2024)
6.2	Unsecured Promissory Note in the principal sum of $750,000 of Jabez Biosciences, Inc. as Maker, Dated August 14, 2024 (Incorporated by reference to Exhibit 6.2 to the Company’s Annual Report on Form 1-K (File No. 24R-00990) filed on May 06, 2025)
6.3	Unsecured Promissory Note in the principal sum of $250,000 of Jabez Biosciences, Inc. as Maker, Dated August 14, 2024 ((Incorporated by reference to Exhibit 6.3 to the Company’s Annual Report on Form 1-K (File No. 24R-00990) filed on May 06, 2025)
6.4	Unsecured Promissory Note in the principal sum of $250,000 of Jabez Biosciences, Inc. as Maker, Dated November 11, 2024 (Incorporated by reference to Exhibit 6.4 to the Company’s Annual Report on Form 1-K (File No. 24R-00990) filed on May 06, 2025)
6.5	Unsecured Promissory Note in the principal sum of $200,000 of Jabez Biosciences, Inc. as Maker, Dated April 29, 2025 (Incorporated by reference to Exhibit 6.5 to the Company’s Annual Report on Form 1-K (File No. 24R-00990) filed on May 06, 2025)
6.6	Amendment to Unsecured Promissory Note in the principal sum of $200,000 of Jabez Biosciences, Inc. as Maker Dated June 29, 2025 (Incorporated by reference to Exhibit 6.6 of the Company’s Semi-Annual Report on Form 1-SA (File No. 24R-00990) filed on September 30, 2025)
6.7	Amendment to Unsecured Promissory Note in the principal sum of $200,000 of Jabez Biosciences, Inc. as Maker Dated August 29, 2025 (Incorporated by reference to Exhibit 6.7 of the Company’s Semi-Annual Report on Form 1-SA (File No. 24R-00990) filed on September 30, 2025)
6.8	Loan Conversion and Put Option Agreement of Jabez Biosciences , Inc. Dated May 29, 2025 (Incorporated by reference to Exhibit 6.8 of the Company’s Semi-Annual Report on Form 1-SA (File No. 24R-00990) filed on September 30, 2025)
6.9	Subscription Agreement in the amount of $200,000, Jabez Biosciences, Inc. as Issuer, Dated November 14, 2024 (Incorporated by reference to Exhibit 6.9 of the Company’s Semi-Annual Report on Form 1-SA (File No. 24R-00990) filed on September 30, 2025)
6.10	Subscription Agreement in the amount of $100,000, Jabez Biosciences, Inc. as Issuer, Dated January 21, 2025 (Incorporated by reference to Exhibit 6.10 of the Company’s Semi-Annual Report on Form 1-SA (File No. 24R-00990) filed on September 30, 2025)
6.11	Subscription Agreement in the amount of $100,000, Jabez Biosciences, Inc. as Issuer, Dated February 24, 2025 (Incorporated by reference to Exhibit 6.11 of the Company’s Semi-Annual Report on Form 1-SA (File No. 24R-00990) filed on September 30, 2025)
6.12	Subscription Agreement in the amount of $100,000, Jabez Biosciences, Inc. as Issuer, Dated March 25, 2025 (Incorporated by reference to Exhibit 6.12 of the Company’s Semi-Annual Report on Form 1-SA (File No. 24R-00990) filed on September 30, 2025)
6.13	Subscription Agreement in the amount of $100,000, Jabez Biosciences, Inc. as Issuer, Dated April 28, 2025 (Incorporated by reference to Exhibit 6.13 of the Company’s Semi-Annual Report on Form 1-SA (File No. 24R-00990) filed on September 30, 2025)
6.14	Subscription Agreement in the amount of $100,000, Jabez Biosciences, Inc. as Issuer, Dated May 28, 2025 (Incorporated by reference to Exhibit 6.14 of the Company’s Semi-Annual Report on Form 1-SA (File No. 24R-00990) filed on September 30, 2025)
6.15	Subscription Agreement in the amount of $150,000, Jabez Biosciences, Inc. as Issuer, Dated June 27, 2025 (Incorporated by reference to Exhibit 6.15 of the Company’s Semi-Annual Report on Form 1-SA (File No. 24R-00990) filed on September 30, 2025)
6.16	Subscription Agreement in the amount of $150,000, Jabez Biosciences, Inc. as Issuer, Dated July 28, 2025 (Incorporated by reference to Exhibit 6.16 of the Company’s Semi-Annual Report on Form 1-SA (File No. 24R-00990) filed on September 30, 2025)
6.17	Subscription Agreement in the amount of $150,000, Jabez Biosciences, Inc. as Issuer, Dated August 29, 2025 (Incorporated by reference to Exhibit 6.17 of the Company’s Semi-Annual Report on Form 1-SA (File No. 24R-00990) filed on September 30, 2025)
6.18	Subscription Agreement in the amount of $150,000, Jabez Biosciences, Inc. as Issuer, Dated September 26, 2025 (Incorporated by reference to Exhibit 6.18 of the Company’s Semi-Annual Report on Form 1-SA (File No. 24R-00990) filed on September 30, 2025)
6.19*	Subscription Agreement in the amount of $65,000, Jabez Biosciences, Inc. as Issuer, Dated October 29, 2025
6.20*	Subscription Agreement in the amount of $250,000, Jabez Biosciences, Inc. as Issuer, Dated November 18, 2025
11.1*	Consent of Independent Registered Public Accounting Firm.

*	Filed herewith.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be filed on its behalf by the undersigned duly authorized.

JABEZ BIOSCIENCES, INC.

	By:	/s/ Tamara Jovonovich
Date: April 30, 2026		Tamara Jovonovich
President and Director (Principal Executive Officer)

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Name	Title	Date

/s/ Tamara Jovonovich	President and Director	April 30, 2026
Tamara Jovonovich

/s/ Brian Cogley	Director and Chief Financial Officer	April 30, 2026
Brian Cogley

/s/ Martin Lewis	Director	April 30, 2026
Martin Lewis

/s/ Robert Lewis	Director	April 30, 2026
Robert Lewis